SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 23, 2004

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated July 23, 2004 announcing that Groupe Danone has signed an agreement to sell its biscuit business in the United Kingdom and Ireland.

Paris, July 23, 2004

Groupe DANONE sells biscuit operations in the UK and Ireland

Groupe DANONE today announced an agreement to sell its biscuit business in the United Kingdom (the Jacob’s Bakery Ltd) and Ireland (Irish Biscuits Ltd) to United Biscuits.

The two companies produce and market a wide range of sweet and savory biscuits as well as snacks. In 2003 they reported sales of EUR 266 million, including EUR 70 million in the Republic of Ireland.

Flagship brands including Jacob’s Cream Crackers, Tuc and Thai Bites make Jacob’s a leading player in the UK biscuit market, where it ranks first in the savory biscuits segment. Irish Biscuits is the leader of the biscuit market in Ireland with a portfolio of brands including Kimberley, Mikado and Jacob’s Fig Rolls.

The agreement is in keeping with Groupe DANONE strategy calling for fresh momentum in securing profitable, long-term growth in its biscuits division.

Commenting on the agreement, chairman and CEO Franck Riboud said, “In February this year, we announced we were reviewing ways to get our biscuit business back on a firm growth track. Given the particularly regional nature of these markets, solutions can differ from one case to the next. We did not wish to rule out alliances or asset sales in countries where a return to lasting growth could only be achieved by very significant strengthening of our market positions. That was the path we took in South America in setting up a joint venture with Arcor. The present transaction with United Biscuits will create a strong local number one with the resources needed to develop Jacob’s and Irish Biscuits—outstanding brands in their own right. At DANONE, the second-quarter results our biscuits division testifies to the effectiveness of our team’s efforts to get this activity back on a sound basis for profitable growth. This is good news, which, in addition to the excellent 2004 first-half results we have announced yesterday, makes me feel confident about the Groupe’s ability to achieve its annual targets.”

This transaction is subject to acceptance by relevant authorities and compliance with procedures required for conclusion of the sale, in particular the agreement of local anti-trust authorities.

For further information :

Corporate Communication : 33 1 44 35 20 74/75 – Investor Relations Department : 33 1 44 35 20 76

Groupe DANONE : 15, rue du Helder 75439 Paris Cedex 09 – Fax 33 1 45 35 20 54

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: July 23, 2004	By:	/s/ EMMANUEL FABER
	Name: Title:	Emmanuel Faber Senior Executive Vice-President—Finance, Strategy and Information Systems and Chief Financial Officer